PRESS RELEASE	Exhibit 99.92

Aya Gold & Silver Achieves Financial Completion with EBRD for Zgounder Silver Mine Expansion

Montreal, Quebec, January 20, 2026 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that it has achieved financial completion under its US$100 million project loan with the European Bank for Reconstruction and Development (“EBRD”) for the expansion of the Zgounder Silver Mine (“Zgounder”) in the Kingdom of Morocco.
Financial completion was achieved following a comprehensive technical and financial review conducted by the EBRD. This milestone demonstrates the mine’s successful transition to commercial production, as well as material compliance with financial covenants and the Environmental and Social Action Plan (ESAP).
This achievement results in a reduction of the Corporation’s security guarantees and a corresponding decrease in the debt service recovery account, which is recorded as restricted cash in the Corporation’s financial statements, under the financing agreement.
“Achieving financial completion marks a major milestone for Aya,” said Benoit La Salle, President & CEO of Aya Gold & Silver. “It validates the exceptional execution of our team, the robustness of our operations, and the confidence of our financial partners. With Zgounder now performing above design capacity, Aya is well-positioned to generate strong free cash flow and deliver on its next phase of growth.”
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established exploration leadership through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas Fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its newly expanded processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, a large mineralized footprint and significant exploration potential.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.

For additional information, please visit Aya’s website at www.ayagoldsilver.com or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management's expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “successful” “material”, “robustness”, “confidence”, “strong”, “deliver”, “confirm”, “belief”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya's 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Furthermore, Aya’s corporate update of May 28, 2020 regarding the materiality of its assets as well as to studies regarding non-material assets remains applicable as at the date hereof. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.